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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                  ArQule, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    04269E107
                                 (CUSIP Number)

                                William Roiniotis
                                BVF Partners L.P.
                            900 North Michigan Avenue
                                   Suite 1100
                             Chicago, Illinois 60611
                                 (312) 506-6500

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 March 10, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1.                   Names of Reporting Persons.

                     Biotechnology Value Fund, L.P.
--------------------------------------------------------------------------------
2.                   Check the Appropriate Box if a Member of a Group (See
                     Instructions)
                     (a) |X|
                     (b) | |
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions) WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                     [ ]
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization
                     Delaware
--------------------------------------------------------------------------------
Number of Shares     7.      Sole Voting Power
Beneficially Owned           0
by Each Reporting
Person With          -----------------------------------------------------------
                     8.      Shared Voting Power

                             2,310,360
                     -----------------------------------------------------------
                     9.      Sole Dispositive Power

                             0
                     -----------------------------------------------------------
                     10.     Shared Dispositive Power

                             2,310,360
--------------------------------------------------------------------------------
11.                  Aggregate Amount Beneficially Owned by Each Reporting
                     Person:   2,310,360

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]
--------------------------------------------------------------------------------
13.                  Percent of Class Represented by Amount in Row (11):   5.3%
--------------------------------------------------------------------------------
14.                  Type of Reporting Person (See Instructions): PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.                   Names of Reporting Persons.

                     Biotechnology Value Fund II, L.P.
--------------------------------------------------------------------------------
2.                   Check the Appropriate Box if a Member of a Group (See
                     Instructions)
                     (a) |X|
                     (b) | |
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions) WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                     [ ]
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization
                     Delaware
--------------------------------------------------------------------------------
Number of Shares     7.      Sole Voting Power
Beneficially Owned
by Each Reporting            0
Person With
                     -----------------------------------------------------------
                     8.      Shared Voting Power

                             1,626,900
                     ----------------------------------------------------------
                     9.      Sole Dispositive Power

                             0
                     -----------------------------------------------------------
                     10.     Shared Dispositive Power

                             1,626,900
--------------------------------------------------------------------------------
11.                  Aggregate Amount Beneficially Owned by Each Reporting
                     Person:   1,626,900

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]
--------------------------------------------------------------------------------
13.                  Percent of Class Represented by Amount in Row (11):   3.7%
--------------------------------------------------------------------------------
14.                  Type of Reporting Person (See Instructions): PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.                   Names of Reporting Persons.

                     BVF Investments, L.L.C.
--------------------------------------------------------------------------------
2.                   Check the Appropriate Box if a Member of a Group (See
                     Instructions)
                     (a) |X|
                     (b) | |
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions) WC
-------------------- -----------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                     [ ]
--------------------------------------------------------------------------------
6.                   Citizenship or Place of Organization

                     Delaware
--------------------------------------------------------------------------------
Number of Shares     7.      Sole Voting Power
Beneficially Owned
by Each Reporting            0
Person With
                     -----------------------------------------------------------
                     8.      Shared Voting Power

                             5,543,800
                     -----------------------------------------------------------
                     9.      Sole Dispositive Power

                             0
                     -----------------------------------------------------------
                     10.     Shared Dispositive Power

                             5,543,800
--------------------------------------------------------------------------------
11.                  Aggregate Amount Beneficially Owned by Each Reporting
                     Person:   5,543,800

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]
--------------------------------------------------------------------------------
13.                  Percent of Class Represented by Amount in Row (11):   12.7%
--------------------------------------------------------------------------------
14.                  Type of Reporting Person (See Instructions): OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.                   Names of Reporting Persons.

                     Investment 10, L.L.C.
--------------------------------------------------------------------------------
2.                   Check the Appropriate Box if a Member of a Group (See
                     Instructions)
                     (a) |X|
                     (b) | |
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions) WC
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                     [ ]
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization

                     Illinois
--------------------------------------------------------------------------------
Number of Shares     7.      Sole Voting Power
Beneficially Owned
by Each Reporting            0
Person With
                     -----------------------------------------------------------
                     8.      Shared Voting Power

                             681,000
                     -----------------------------------------------------------
                     9.      Sole Dispositive Power

                             0
                     -----------------------------------------------------------
                     10.     Shared Dispositive Power

                             681,000
--------------------------------------------------------------------------------
11.                  Aggregate Amount Beneficially Owned by Each Reporting
                     Person:   681,000
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]
--------------------------------------------------------------------------------
13.                  Percent of Class Represented by Amount in Row (11):   1.6%
--------------------------------------------------------------------------------
14.                  Type of Reporting Person (See Instructions): OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.                   Names of Reporting Persons.

                     BVF Partners L.P.
--------------------------------------------------------------------------------
2.                   Check the Appropriate Box if a Member of a Group (See
                     Instructions)
                     (a) |X|
                     (b) | |
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                     [ ]
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization

                     Delaware
--------------------------------------------------------------------------------
Number of Shares     7.      Sole Voting Power
Beneficially by
Owned by Each                0
Reporting Person
With
                     -----------------------------------------------------------
                     8.      Shared Voting Power

                             10,162,060
                     -----------------------------------------------------------
                     9.      Sole Dispositive Power

                             0
                     -----------------------------------------------------------
                     10.     Shared Dispositive Power

                             10,162,060
--------------------------------------------------------------------------------
11.                  Aggregate Amount Beneficially Owned by Each Reporting
                     Person:   10,162,060
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]
--------------------------------------------------------------------------------
13.                  Percent of Class Represented by Amount in Row (11):   23.3%
--------------------------------------------------------------------------------
14.                  Type of Reporting Person (See Instructions): PN, HC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.                   Names of Reporting Persons.

                     BVF Inc.
--------------------------------------------------------------------------------
2.                   Check the Appropriate Box if a Member of a Group (See
                     Instructions)
                     (a) |X|
                     (b) | |
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions) OO
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                     [ ]
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization

                     Delaware
--------------------------------------------------------------------------------
Number of Shares     7.      Sole Voting Power
Beneficially by
Owned by Each                0
Reporting Person
With
                     -----------------------------------------------------------
                     8.      Shared Voting Power

                             10,162,060
                     -----------------------------------------------------------
                     9.      Sole Dispositive Power

                             0
                     -----------------------------------------------------------
                     10.     Shared Dispositive Power

                             10,162,060
--------------------------------------------------------------------------------
11.                  Aggregate Amount Beneficially Owned by Each Reporting
                     Person:   10,162,060

--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]
--------------------------------------------------------------------------------
13.                  Percent of Class Represented by Amount in Row (11):   23.3%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions): CO, HC
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

     This Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock") of ArQule, Inc., a Delaware corporation ("ArQule"). The principal executive office of ArQule is located at 19 Presidential Way, Woburn, MA 01801-5140.

ITEM 2. IDENTITY AND BACKGROUND

The persons filing this Statement, the persons enumerated in Instruction C of this Statement and, where applicable, their respective places of organization, principal office, general partners, managers, directors, executive officers, controlling persons and certain information regarding each of them, are as follows:


     (a) Biotechnology Value Fund, L.P., a Delaware limited partnership ("BVF"), Biotechnology Value Fund II, L.P., a Delaware limited partnership ("BVF2"), BVF Investments, L.L.C., a Delaware limited liability company ("Investments"), Investment 10, L.L.C., an Illinois limited liability company ("ILL10"), BVF Partners L.P., a Delaware limited partnership ("Partners") and BVF Inc., a Delaware corporation ("BVF Inc.") specialize in holding biotechnology stocks for investment purposes. Together, BVF, BVF2, Investments, ILL10, Partners and BVF Inc. are the "Reporting Persons." Mark N. Lampert, an individual, ("Lampert"), is the sole shareholder, sole director and an officer of BVF Inc.

     (b) The business address of BVF, BVF2, Investments, ILL10 and Partners is 900 North Michigan Avenue, Suite 1100, Chicago, Illinois 60611. The business address of BVF Inc. and Lampert is One Sansome Street, 31st Floor, San Francisco, California 94104.

     (c) Partners is the general partner of BVF and BVF2, which are investment funds. Partners also is the manager of Investments, which is also an investment fund. ILL10 is a managed account, which Partners advises pursuant to an investment management agreement. BVF Inc. is an investment adviser to and general partner of Partners. For Lampert's occupation, please refer to (a) above.

     (d) During the last five years, none of the Reporting Persons or Lampert has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons or Lampert has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Lampert is a citizen of the United States of America. For the citizenship of each of BVF, BVF2, Investments, ILL10, Partners, and BVF Inc., please refer to (a) above

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Partners, in its capacity as (i) general partner of BVF, has purchased on behalf of such limited partnership an aggregate number of 2,310,360 shares of the Common Stock for an aggregate consideration of $12,417,882.25, (ii) general partner of BVF2, has purchased on behalf of such limited partnership an aggregate number of 1,626,900 shares of Common Stock for an aggregate consideration of $8,602,421.60, (iii) manager of Investments, has purchased on behalf of such limited liability company an aggregate number of 5,543,800 shares of Common Stock for an aggregate consideration of $30,452,981.50, and (iv) investment adviser to ILL10, purchased on behalf of such limited liability company an aggregate of 681,000 shares of Common Stock for an aggregate consideration of $3,643,426.10. Each of BVF, BVF2, Investments and ILL10 purchased the shares held by it using its own working capital. No borrowed funds were used to purchase the Common Stock other than any borrowed funds used for working capital purposes in the ordinary course of business.

ITEM 4. PURPOSE OF TRANSACTION

     The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer's capitalization or dividend policy.

     Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     The Reporting Persons' percentage ownership of Common Stock is based on 43,710,379 shares being outstanding.

(a) As of March 10, 2008, BVF beneficially owns 2,310,360 shares of Common Stock, BVF2 beneficially owns 1,626,900 shares of Common Stock, Investments beneficially owns 5,543,800 shares of Common Stock, ILL10 beneficially owns 681,000 shares of Common Stock and each of Partners and BVF Inc. may be deemed to beneficially own 10,162,060 shares of Common Stock, representing percentage ownership of approximately 5.3%, 3.7%, 12.7%, 1.6% and 23.3%, respectively.

(b) Each of BVF, BVF2, Investments and ILL10 shares with Partners voting and dispositive power over the Common Stock each such entity beneficially owns. Partners and BVF Inc. share voting and dispositive power over the 10,162,060 shares of Common Stock they may be deemed beneficially to own with BVF, BVF2 and Investments, and ILL10.

(c) The following purchases of Common Stock have been made by the following Reporting Persons within the last 60 days. All such transactions were made for cash in open market, over-the-counter transactions,

                               PURCHASE OF SHARES

REPORTING PERSON          DATE           SHARES PURCHASED     PRICE PER SHARE
----------------          ----           ----------------     ---------------
BVF
                       01/10/2008            3,200                $4.26
                       01/10/2008           77,027                $4.37
                       01/14/2008            5,800                $4.50
                       01/15/2008           26,300                $4.65
                       01/23/2008           38,600                $4.47
                       01/31/2008          126,000                $4.71
                       02/01/2008           41,000                $5.00
                       02/04/2008           52,100                $5.08
                       02/07/2008           91,300                $4.90
                       02/08/2008           63,000                $4.98
                       02/11/2008           20,700                $4.96
                       02/15/2008           12,600                $5.08
                       02/19/2008            8,300                $5.10
                       02/20/2008            7,100                $5.05
                       02/21/2008           45,000                $4.95
                       02/22/2008            2,200                $4.75
                       03/10/2008          337,283                $3.90



Reporting Person          Date           Shares Purchased       Sales Price
BVF2
                       01/10/2008            3,000                $4.26
                       01/10/2008           52,000                $4.37
                       01/14/2008            4,000                $4.50
                       01/15/2008           18,000                $4.65
                       01/23/2008           26,000                $4.47
                       01/31/2008           86,000                $4.71
                       02/01/2008           28,000                $5.00
                       02/04/2008           35,000                $5.08
                       02/07/2008           62,000                $4.90
                       02/08/2008           44,000                $4.98
                       02/11/2008           14,000                $4.96
                       02/15/2008            8,000                $5.08
                       02/19/2008            5,000                $5.10
                       02/20/2008            5,000                $5.05
                       02/21/2008           32,000                $4.95
                       02/22/2008            1,000                $4.75
                       03/10/2008          231,000                $3.90

REPORTING PERSON          DATE           SHARES PURCHASED       SALES PRICE
----------------          ----           ----------------     ---------------
BVFLLC
                       01/10/2008            9,000                $4.26
                       01/10/2008          180,000                $4.37
                       01/14/2008           15,000                $4.50
                       01/15/2008           63,000                $4.65
                       01/23/2008           90,000                $4.47
                       01/31/2008          298,000                $4.71
                       02/01/2008           96,000                $5.00
                       02/04/2008          123,000                $5.08
                       02/07/2008          215,000                $4.90
                       02/08/2008          152,000                $4.98
                       02/11/2008           49,000                $4.96
                       02/15/2008           29,000                $5.08
                       02/19/2008           19,000                $5.10
                       02/20/2008           16,000                $5.05
                       02/21/2008          109,000                $4.95
                       02/22/2008            5,000                $4.75
                       03/10/2008          795,000                $3.90



REPORTING PERSON          DATE           SHARES PURCHASED       SALES PRICE
----------------          ----           ----------------     ---------------
ILL10
                       01/10/2008            1,000                $4.26
                       01/10/2008           22,000                $4.37
                       01/14/2008            2,000                $4.50
                       01/15/2008            8,000                $4.65
                       01/23/2008           11,000                $4.47
                       01/31/2008           37,000                $4.71
                       02/01/2008           12,000                $5.00
                       02/04/2008           15,000                $5.08
                       02/07/2008           27,000                $4.90
                       02/08/2008           19,000                $4.98
                       02/11/2008            6,000                $4.96
                       02/15/2008            4,000                $5.08
                       02/19/2008            2,000                $5.10
                       02/20/2008            2,000                $5.05
                       02/21/2008           14,000                $4.95
                       02/22/2008            1,000                $4.75
                       03/10/2008           99,000                $3.90

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Partners is the general partner of each of BVF and BVF2 pursuant to limited partnership agreements which authorize Partners, among other things, to invest the funds of BVF and BVF2 in the shares of Common Stock and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such limited partnership agreements, Partners is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets. Pursuant to the operating agreement of Investments, Partners is authorized, among other things, to invest the funds of Ziff Asset Management, L.P., the majority member of Investments, in the shares of Common Stock and other securities and to vote, exercise or convert and dispose of such securities and is entitled to receive fees based on assets under management and allocations based on realized and unrealized gains on such assets. Pursuant to an investment management agreement with ILL10, Partners and BVF Inc. have authority, among other things, to invest funds of ILL10 in the shares of Common Stock and other securities and to vote, exercise or convert and dispose of such securities. Pursuant to such investment management agreement, Partners and BVF Inc. receive fees based on assets under management and realized and unrealized gains thereon. BVF Inc. is the general partner of Partners and may be deemed to own beneficially securities over which Partners exercises voting and dispositive power.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

A Joint filing Agreement on behalf of the Reporting Persons is filed herewith as Exhibit A.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 13, 2008

         BIOTECHNOLOGY VALUE FUND, L.P.*

         By:  BVF Partners L.P., its general partner

              By:   BVF Inc., its general partner

                    By:  /s/  MARK N. LAMPERT
                        ---------------------------
                              Mark N. Lampert
                              President


         BIOTECHNOLOGY VALUE FUND II, L.P.*

         By:  BVF Partners L.P., its general partner

              By:   BVF Inc., its general partner

                    By:  /s/  MARK N. LAMPERT
                        ---------------------------
                              Mark N. Lampert
                              President

         BVF INVESTMENTS, L.L.C.*

         By:  BVF Partners L.P., its manager

              By:   BVF Inc., its general partner

                    By:  /s/  MARK N. LAMPERT
                        ---------------------------
                              Mark N. Lampert
                              President


         INVESTMENT 10, L.L.C.*

         By:  BVF Partners L.P., as investment manager

              By:   BVF Inc., its general partner

                    By:  /s/  MARK N. LAMPERT
                        ---------------------------
                              Mark N. Lampert
                              President


         BVF PARTNERS L.P. *

         By:  BVF Inc., its general partner

              By:   /s/  MARK N. LAMPERT
                    -------------------------------
                         Mark N. Lampert
                         President

         BVF INC.*

         By:  /s/  MARK N. LAMPERT
             ---------------------------
                   Mark N. Lampert
                   President



*The Reporting Person disclaims beneficial ownership except to the extent of its pecuniary interest therein.

                                    Exhibit A

                             JOINT FILING AGREEMENT

The undersigned agree that this schedule 13D dated March 13, 2008, relating to the common Stock of ArQule, Inc. shall be filed on behalf of the undersigned.


         BIOTECHNOLOGY VALUE FUND, L.P.

         By:  BVF Partners L.P., its general partner

              By:   BVF Inc., its general partner

                    By:  /s/  MARK N. LAMPERT
                        ---------------------------
                              Mark N. Lampert
                              President


         BIOTECHNOLOGY VALUE FUND II, L.P.

         By:  BVF Partners L.P., its general partner

              By:   BVF Inc., its general partner

                    By:  /s/  MARK N. LAMPERT
                        ---------------------------
                              Mark N. Lampert
                              President


         BVF INVESTMENTS, L.L.C.

         By:  BVF Partners L.P., its manager

              By:   BVF Inc., its general partner

                    By:  /s/  MARK N. LAMPERT
                        ---------------------------
                              Mark N. Lampert
                              President


         INVESTMENT 10, L.L.C.

         By:  BVF Partners L.P., as investment manager

              By:   BVF Inc., its general partner

                    By:  /s/  MARK N. LAMPERT
                        ---------------------------
                              Mark N. Lampert
                              President

         BVF PARTNERS L.P.

         By:  BVF Inc., its general partner

              By:   /s/  MARK N. LAMPERT
                    ------------------------------
                         Mark N. Lampert
                         President


         BVF INC.

         By:  /s/  MARK N. LAMPERT
              ------------------------------------
                   Mark N. Lampert
                   President